EXHIBIT 99.1

Himax Raises Third Quarter 2008 Guidance

TAINAN, Taiwan, Sept. 9, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today raised its revenue, gross margin, and EPS outlook for the third quarter 2008.

The Company expects revenues for the third quarter of 2008 to decline by 5%-8% from the $246.9 million posted in the second quarter of 2008. Previous guidance forecasted revenues to decline by low-teen percent from the second quarter 2008.

Himax narrowed its gross margin outlook for the third quarter of 2008. Gross margin is expected to decline by 1-1.5 percentage points from the 25.5% posted in the second quarter of 2008. The company had previously guided gross margin to decline by 1-2 percentage points.

Himax also has updated its EPS outlook for the third quarter 2008. The Company now expects GAAP EPS to be in the range of $0.07 to $0.09 and non-GAAP EPS to be in the range of $0.14 to $0.17. The revised EPS forecast is up from the previous guidance of GAAP EPS of $0.04 to $0.06 and non-GAAP EPS of $0.11 to $0.14.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "We revised our third quarter guidance primarily due to better-than-expected revenue outlook and effective cost control measures. During the past month, we have seen increasing demand on our display drivers for major applications while our non-driver products continue to contribute to our revenues. In spite of the challenging market environment, we are confident we can meet our updated guidance."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Jessie Wang
          Investor Relations
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com